Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Registration Statement on Form S-1 of our report dated December 30, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109) relating to the consolidated financial statements of Alma Lasers Ltd. and its subsidiary appearing in the Prospectus, which is part of this Registration Statement and of our report dated December 30, 2007, relating to the financial statement schedule appearing elsewhere in this registration statement.
We also consent to the reference to us under the headings “Summary Consolidated Financial Data”, “Selected Consolidated Financial Data” and “Experts” in such Prospectus.
DELOITTE & TOUCHE LLP
Chicago, IL
December 31, 2007